Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

IP Geophysical Survey Identifies Four Exploration Targets at

Canarc’s Windfall Hills Property in Central BC

Vancouver, Canada – November 28, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that a Volterra 3D Induced Polarization ( 3DIP ) survey recently completed at its Windfall Hills property in central BC was successful in identifying four geophysical anomalies, each with the potential to host epithermal gold mineralization. The Windfall Hills gold property is located 65 kilometers (km) south of Burns Lake and 90 km northwest of New Gold’s 10 million oz Blackwater-Davidson gold discovery.

The four geophysical anomalies cover areas of coincidental high resistivity and chargeability. One of the anomalies is adjacent to two diamond drill holes completed on the property in 2014 that intersected a broad zone of epithermal gold-silver mineralization, including a 28 m core length intercept grading 1.54 grams per tonne (gpt) gold equivalent (AuEq) (0.89 g/t Au & 39 g/t Ag) in hole WH-14-03 (silver:gold ratio 60:1). These two holes only tested the edge of the geophysical anomaly identified at this location.

Canarc is very encouraged by these positive geophysical results, not only because they define a much larger target area adjacent to the previously drilled mineralization but also because they outline three other high priority anomalies for future drilling. Management will now develop plans and permits for a Phase 2 drill program at Windfall Hill for next summer.

The 3DIP survey conducted by SJ Geophysics of Delta, BC in September 2016 covered an area of 3.8 km2, about 10% of the Windfall Hills property, was surveyed at 100 m intervals on 200 m spaced line to a depth of 350 meters below surface. A smaller infill grid at 50 m intervals on 100 m spaced lines was completed for greater detail in one area that showed strong conductivity and resistivity responses. The field data were inverted utilizing the UBC-GIF inversion method to develop the models for the resistivity and chargeability properties of this survey.

The main exploration targets on the property are low sulphidation epithermal, disseminated and stockwork gold-silver deposits associated with Tertiary rhyolite volcanic centers, similar to the nearby Blackwater-Davidson gold discovery. These deposits are characterized by pervasive, multiple phases of silica, pyrite and argillic alteration.

Gold mineralization is associated with quartz stock-works and alteration zones of silica, pyrite, K-feldspar, sericite and clay. Anomalous gold, silver, and arsenic values appear to be associated with areas of more intense multi-stage silicification and brecciation.

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.